United States securities and exchange commission logo





                             January 15, 2021

       David Baszucki
       President and Chief Executive Officer
       Roblox Corporation
       970 Park Place
       San Mateo, California 94403

                                                        Re: Roblox Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-250204

       Dear Mr. Baszucki:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Registration Statement on Form S-1

       Capitalization, page 72

   1. Please revise the second bullet point in the introductory paragraph to clarify that in addition to the
349,522,440 preferred shares outstanding at September 30, 2020, the 11.6 million of Series H
stock will also convert into Class A shares upon effectiveness. Similar revisions should be
made to footnote (1) on page 13. Also, include a discussion regarding the share exchange of
Class A to Class B common stock in November 2020. Lastly,
                                                        update the number of
Class A common shares outstanding on a pro forma basis as of
                                                        September 30, 2020, as
noted below the table.
 David Baszucki
Roblox Corporation
January 15, 2021
Page 2
Note 1. Overview and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. Based upon your response letters dated November 12, 2020 and December 1, 2020, and a telephone conversation on December 15, 2020, we are unable to concur with your conclusion that you provide a significant service of integrating the virtual currency, associated virtual goods, and online experience (e.g., social graphs, chat function) to create one persistent output for the user. Therefore, based on the information provided, we do not believe that you should recognize revenue over a 23 month estimated user life for a combined performance obligation to provide an enhanced integrated gaming experience that includes access to the games and experiences on the Platform, holding and using virtual currency, and acquiring, using, and holding virtual goods. Please reconsider your conclusions and revise your registration statement and financial statements as appropriate.
Note 14. Subsequent Events (unaudited), page F-35

3. We note that the conversion terms of the convertible preferred stock were amended in conjunction with the Series H preferred issuance. Please revise here to clarify that all outstanding convertible preferred shares will automatically convert similar to the Series H preferred shares.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff
Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Baszucki
                                                           Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                           Office of Technology
January 15, 2021 Page 2
cc:       Michael E. Coke
FirstName LastName